Exhibit 99.1

European Patent Office Grants Cellect Biotechnology Pivotal Patent for Stem Cells Activation

Strengthened Intellectual Property Portfolio Enables Acceleration of Business Development Activities

Tel Aviv, Israel August 6, 2020 – Cellect Biotechnology Ltd. (NASDAQ: "APOP"), a developer of innovative technology which enables the functional selection of stem cells, today announced that it has significantly strengthened its Intellectual Property (IP) portfolio as European Patent Application No. 14851547.1 has been granted. The patent will be set to expire in October 7, 2034, subject to patent term adjustment or extension.

“This is a pivotal event for Cellect and perhaps one of the most crucial developments for us as we have secured IP protection over the second component of the ApograftTM effects – the activation of the stem and progenitor cells,” commented Dr. Shai Yarkoni, Chief Executive Officer. “While the extensive issued patents cover the accurate elimination (negative selection) of the mature cells and therefor enables SAFETY, this patent covers the increased ACTIVITY (positive selection=efficacy) of the regenerative capacity of the stem and progenitor cells. Combined with our previously issued patents, our IP now cover the dual effects of the apoptotic proteins with a single, robust, and cost-effective process that is achieved outside of the patient’s body. The clinical and economic benefits are multi-fold as we have demonstrated increased safety and efficacy of the cell product by developing a robust, non-expensive and user-friendly process and product.

“Our actions over the past few years to strengthen our IP, culminating with this very important achievement, has been a core component of our business strategy and has far-reaching revenue and business development activities. While some of these discussions are and have been underway for some time with global leaders in cell therapy, it’s quite obvious we are now in a much stronger position to leverage our innovation to extract tremendous value.”

The patent, which was also recently approved in Australia and Israel, includes a cell-based product and a method of manufacturing a stem and progenitor cell population with enhanced activity by incubation with an apoptotic ligand at specific concentrations and exposure times. The Company has an extensive Intellectual Property (IP) portfolio, with 65 patents in nine patent families, with 45 already granted/allowed patents, 18 pending/in examination and two Patent Cooperation Treaty (PCT) applications. The Company plans to continue expanding and protecting its global IP to monetize its investments, either internally or externally, and to create further barriers to entry

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About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company's technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect's expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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